As filed with the Securities and Exchange Commission on September 1, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

NSTOR TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

NORMANDY ACQUISITION CORPORATION

AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

XYRATEX LTD

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

67018N108

(CUSIP Number of Class of Securities)

STEVE BARBER

CHIEF EXECUTIVE OFFICER

XYRATEX LTD

LANGSTONE ROAD

HAVANT PO9 1SA

UNITED KINGDOM

(011) 44 2392 496000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

COPIES TO:

TAD J. FREESE, ESQ.

LATHAM & WATKINS LLP

505 MONTGOMERY STREET, SUITE 2000

SAN FRANCISCO, CALIFORNIA 94111

(415) 391-0600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 5, 2005 (the “Schedule TO”), relating to a tender offer by Normandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and indirect wholly owned subsidiary of Xyratex Ltd, a Bermuda corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.05 per share, of nStor Technologies, Inc., a Delaware corporation (the “Company”), for a purchase price of $0.105 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase.

This Amendment No. 2 to the Schedule TO is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended.

This Amendment No. 2 effects the following amendments to the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO.

INTRODUCTION

The ninth paragraph under this section is hereby amended and replaced with the following:

“In order to induce us to enter into the Merger Agreement, three of the Company’s largest stockholders, Barry S. Halperin, H. Irwin Levy and Bernard Marden (each, a “Significant Stockholder” and together, the “Significant Stockholders”) owning in the aggregate 97,782,387 Shares, or approximately 59.2% of the issued and outstanding Shares as of July 31, 2005, have each entered into a Support Agreement, each dated as of July 27, 2005, with Parent and Purchaser pursuant to which the Significant Stockholders have, subject to certain limitations, (i) agreed to tender 61,912,000 Shares (the “Tender Shares”), or approximately 37.5% of the Company’s Shares outstanding as of July 31, 2005, into the Offer, (ii) agreed not to withdraw any Tender Shares tendered in the Offer, (iii) agreed to vote such Tender Shares in favor of the Proposed Merger and Merger Agreement and against any acquisition proposal other than the Proposed Merger and (iv) granted to certain officers or directors of Parent an irrevocable proxy to vote such Tender Shares in favor of the Proposed Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement. For a discussion of the Support Agreements, see “The Offer—Background of the Offer; The Merger Agreement; Other Arrangements.” Parent only requested that the Significant Stockholders sign Support Agreements relating to their Shares that equaled in the aggregate approximately 37.5% of the outstanding shares of the Company’s common stock even though the Significant Stockholders hold a majority of such shares because in the event the Company received a superior proposal from another potential acquirer prior to the closing of the Offer, Parent wanted to avoid a potential challenge to the transaction based on a claim of breach of fiduciary duty that could otherwise have potentially resulted under Delaware law if a majority of the shares of the Company’s common stock had been subject to the Support Agreements in such a situation.”

THE OFFER—Background of the Offer; The Merger Agreement; Other Arrangements—Background of the Offer

The following paragraph is hereby added to this section, as amended by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on August 23, 2005, between paragraphs four and five:

“On February 16, 2005, Parent received revenue projections from the Company projecting total Company revenue in 2005 and 2006 of $18.7 million and $31.7 million, respectively, although such information was not material to Parent’s decision to proceed with the acquisition of the Company or to Parent’s determination of the purchase price.”

The fourteenth paragraph under this section, as amended by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on August 23, 2005, is hereby amended and replaced with the following:

“On May 18, 2005, there was a conference call among representatives of Parent and the Company during which the parties discussed and agreed that the proposed transaction should be restructured as an all cash tender offer in lieu of the proposed stock-for-stock exchange with the remaining economic terms the same as set forth in the Term Sheet. Subsequent to this call, counsel to Parent distributed a revised Term Sheet to representatives of the Company. The revised Term Sheet (1) set forth the revised deal structure, (2) rejected the amount and timing of the working capital loan from Parent to the Company, (3) rejected the notion of a break-up fee payable to the Company and (4) included a definition of material adverse effect, as requested by the Company. The proposed transaction was restructured from an all-stock transaction to an all-cash transaction because it simplified the transaction, provided certainty to all Company stockholders in terms of the cash value of the purchase price and allowed for a prompt closing of the transaction through the tender offer process.”

Item 12. Exhibits

*(a)(1)(A)	Offer to Purchase dated August 5, 2005.

*(a)(1)(B)	Letter of Transmittal.

*(a)(1)(C)	Notice of Guaranteed Delivery.

*(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(G)	Joint Press Release issued by Xyratex Ltd and nStor Technologies, Inc. dated July 28, 2005 (incorporated by reference to the Schedule TO-C filed by Xyratex Ltd with the SEC on July 28, 2005).

*(a)(1)(H)	Summary Advertisement, published August 5, 2005.

(b)	None.

(c)	Not Applicable.

*(d)(1)	Agreement and Plan of Merger, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and nStor Technologies, Inc.

*(d)(2)	Form of Tender and Stockholder Support Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

*(d)(3)	Form of Non-Competition Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

*(d)(4)	Mutual Non-Disclosure/Confidentiality Agreement, entered into on September 3, 2004, by and between nStor Corporation, Inc. and Xyratex Technology Limited.

*(d)(5)	Convertible Preferred Stock Purchase Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and H. Irwin Levy.

*(d)(6)	Intellectual Property License Agreement, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

*(d)(7)	Promissory Note, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

(e)	Not Applicable.

(f)	Not Applicable.

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2005	XYRATEX LTD

	By:	/s/ STEVE BARBER
	Name:	Steve Barber
	Title:	Chief Executive Officer

NORMANDY ACQUISITION CORPORATION

	By:	/s/ STEVE BARBER
	Name:	Steve Barber
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

*(a)(1)(A)	Offer to Purchase dated August 5, 2005.

*(a)(1)(B)	Letter of Transmittal.

*(a)(1)(C)	Notice of Guaranteed Delivery.

*(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(G)	Joint Press Release issued by Xyratex Ltd and nStor Technologies, Inc. dated July 28, 2005 (incorporated by reference to the Schedule TO-C filed by Xyratex Ltd with the SEC on July 28, 2005).

*(a)(1)(H)	Summary Advertisement, published August 5, 2005.

(b)	None.

(c)	Not Applicable.

*(d)(1)	Agreement and Plan of Merger, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and nStor Technologies, Inc.

*(d)(2)	Form of Tender and Stockholder Support Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

*(d)(3)	Form of Non-Competition Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.

*(d)(4)	Mutual Non-Disclosure/Confidentiality Agreement, entered into on September 3, 2004, by and between nStor Corporation, Inc. and Xyratex Technology Limited.

*(d)(5)	Convertible Preferred Stock Purchase Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and H. Irwin Levy.

*(d)(6)	Intellectual Property License Agreement, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

*(d)(7)	Promissory Note, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

(e)	Not Applicable.

(f)	Not Applicable.

(g)	None.

(h)	None.

*	Previously filed.